Exhibit (a)(1)(D)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including any Associated Rights)

of

CEC Entertainment, Inc.

at

$54.00 NET PER SHARE

by

Q Merger Sub Inc.

a wholly-owned subsidiary of

Queso Holdings Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:30 A.M., NEW YORK CITY TIME, ON FRIDAY, FEBRUARY 14, 2014, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

January 16, 2014

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Q Merger Sub Inc., a Kansas corporation (the “Offeror”) and a wholly-owned subsidiary of Queso Holdings Inc., a Delaware corporation (“Parent”), to act as Information Agent in connection with the Offeror’s offer to purchase all outstanding shares of common stock, par value $0.10 per share (the “Common Stock”), and any associated rights (the “Rights”), issued pursuant to the Rights Agreement, dated January 15, 2014, between CEC Entertainment, Inc., a Kansas corporation (the “Company”) and Computershare Trust Company, N.A., as rights agent (each share of Common Stock and any associated Rights are referred to herein as a “Share”), at a purchase price of $54.00 per Share, net to the seller in cash, without interest and subject to deduction for any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 16, 2014 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith.

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

1.	Offer to Purchase dated January 16, 2014;

2.	Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients (manually signed facsimile copies of the Letter of Transmittal may be used to tender Shares), together with the included Internal Revenue Service Form W-9;

3.	Notice of Guaranteed Delivery to be used to accept the Offer if share certificates for such Shares (the “Share Certificates”), or, if certificates have been issued in respect of the Rights prior to the expiration of the Offer, certificates representing shares of Common Stock and certificates representing the associated Rights, are not immediately available or if the Share Certificates, or, if certificates have been issued in respect of the Rights prior to the expiration of the Offer, certificates representing shares of Common Stock and certificates representing the associated Rights, and all other required documents cannot be delivered to Computershare (the “Depositary”), or if the procedures for book-entry transfer cannot be completed, in each case, on a timely basis; and

4.	A printed form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

In order to take advantage of the Offer, (i) a duly executed and properly completed Letter of Transmittal and any required signature guarantees, or an Agent’s Message (as defined in Section 2—“Acceptance for Payment and Payment for Shares”—of the Offer to Purchase) in connection with a book-entry delivery of Shares, and other required documents should be sent to the Depositary and (ii) Share Certificates (as defined in the Letter of Transmittal) should be tendered by book-entry transfer into the Depositary’s account maintained at the Book-Entry Transfer Facility (as described in Section 3—“Procedures for Accepting the Offer and Tendering Shares”—of the Offer to Purchase), all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

To the extent Rights have been distributed prior to the date a stockholder tenders shares of Common Stock, holders of shares of Common Stock will be required to tender one Right for each share of Common Stock tendered in order to effect a valid tender. If separate certificates representing Rights are distributed to the Company’s stockholders as a result of the occurrence of a Triggering Event (as defined in Section 11—“The Merger Agreement and Other Agreements”—of the Offer to Purchase), a tender of shares of Common Stock would need to be accompanied by a simultaneous tender of the certificates representing the related Rights. However, stockholders that tender their shares of Common Stock prior to the time Rights have been distributed will be deemed to tender any Rights subsequently issued in respect of such tendered shares of Common Stock without any further action on the part of the tendering stockholder.

Stockholders whose Share Certificates are not immediately available or who cannot deliver the certificates, or who cannot complete the procedure for delivery by book-entry transfer on a timely basis or who cannot deliver all other required documents to the Depositary prior to the Offer Expiration Date, may tender their Shares by properly completing and duly executing a Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”—of the Offer to Purchase.

Neither Parent nor the Offeror will pay any fees or commissions to any broker or dealer or to any other person (other than to the undersigned and the Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer. The Offeror will, however, upon request, reimburse you for customary mailing and handling costs incurred by you in forwarding the enclosed materials to your clients. The Offeror will pay or cause to be paid all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 9:30 a.m., New York City time, on Friday, February 14, 2014, unless the Offer is extended or earlier terminated. Previously tendered Shares may be withdrawn at any time prior to the Offer Expiration Date and, if Offeror has not accepted such Shares for payment by March 17, 2014, such Shares may be withdrawn at any time after that date until Offeror accepts Shares for payment.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Offer Expiration Date or the previously scheduled termination of any subsequent offering period, as applicable, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. The procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares”—of the Offer to Purchase may not be used during any subsequent offering period.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Nothing contained herein or in the enclosed documents shall constitute you or any other person as an agent of Parent, the Offeror, AP VIII Queso Holdings, L.P., Apollo Management VIII, L.P., the Company, the Information Agent, the Depositary or any affiliate of any of the foregoing or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed herewith and the statements contained therein.

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